SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                           Commission File Number 333-58233

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: September 30, 2002

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant   DIAMOND BRANDS INCORPORATED

Address of principal executive office (Street and number)   1800 CLOQUET AVENUE

City, State and Zip Code   CLOQUET, MINNESOTA  55720


                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        {         (a)     The reasons described in reasonable detail in
        {                 Part III of this form could not be eliminated
        {                 without unreasonable effort or expense;
        {         (b)     The subject annual report, semi-annual report,
        {                 transition report on Form 10-K, 20-F, 11-K, or
        {                 Form N-SAR, or portion thereof will be filed on
 (  )   {                 or before the 15th calendar day following the
        {                 prescribed due date; or the subject quarterly
        {                 report or transition report on Form 10-Q, or
        {                 portion thereof will be filed on or before the
        {                 fifth calendar day following the prescribed due
        {                 date; and
        {         (c)     The accountant's statement or other exhibit
        {                 required by Rule 12b-25(c) has been attached if
        {                 applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Diamond Brands Operating Corp. (the "Operating Company"), Diamond Brands Incorporated ("DBI"), the holding company for the Operating Company, and certain of their direct and indirect subsidiaries (collectively, "Diamond Brands") filed voluntary petitions seeking protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on May 22, 2001. Upon DBI's exit from the Chapter 11 process, DBI expects to have undergone such changes (including to its capital structure) as to require changes in its quarterly report on Form 10-Q in order for such report to be accurate. In light of these circumstances, DBI has been unable to prepare financial statements for its quarterly report on Form 10-Q for the period ended September 30, 2002.

         While a plan of reorganization has not been finalized, any return to the holders of the senior discount debentures of DBI and the senior subordinated notes of DBOC is highly speculative.


                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

           William L. Olson                     (218)            879-6700
            (Name)                          (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                           (  ) Yes   (X ) No

         DBI has not filed its annual report on Form 10-K for the period ended December 31, 2000, its quarterly report on Form 10-Q for the period ended March 31, 2001, its quarterly report on Form 10-Q for the period ended June 30, 2001, its quarterly report on Form 10-Q for the period ended September 30, 2001, its annual report on Form 10-K for the period ended December 31, 2001, its quarterly report on Form 10-Q for the period ended March 31, 2002 and its quarterly report on Form 10-Q for the period ended June 30, 2002.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            (X) Yes   ( ) No

         The following estimates are based on our financial statements, which have not been finalized. DBI's consolidated net sales for the three and nine month periods ended September 30, 2002, were approximately $23.6 million and $74.2 million, respectively, an increase of approximately .08% from the comparable 2001 three month period and a decrease of approximately ..1% from the comparable 2001 nine month period. Operating income for the three and nine month periods ended September 30, 2002, was approximately $3.4 million and $11.3 million, respectively, compared to operating income of $3.1 million and $8.3 million in the comparable 2001 three and nine month periods. Restructuring expenses charged to operating income for the three and nine month periods ended September 30, 2002, were approximately $.7 million and $2.2 million, respectively, compared to restructuring expenses of $1.3 million and $3.8 million for the comparable 2001 three and nine month periods. These results reflect trends similar to those seen in DBI's second fiscal quarter ended June 30, 2002.

         DBI's consolidated interest expense for the three and nine month periods ended September 30, 2002, was approximately $6.7 million and $18.7 million, respectively, compared to $6.0 million and $18.6 million in the comparable 2001 three and nine month periods. Current accounting practices dictate that post petition interest that will not be paid should not be included in interest expense. Of the above interest expense for the three and nine month periods ended September 30, 2002, post-petition interest of approximately $4.0 million and $12.0 million, respectively, is included. Of the above interest expense for the three and nine month periods ended September 30, 2001, post-petition interest of approximately $3.9 million and $5.5 million, respectively, is included.

                        DIAMOND BRANDS INCORPORATED
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2002          By:   /s/  William L. Olson
                                       ------------------------------
                                       Name:   William L. Olson
                                       Title:  Vice President of Finance